ADVENT CLAYMORE CONVERTIBLE SECURITIES AND INCOME FUND II (“AGC”)
ADVENT/CLAYMORE ENHANCED GROWTH & INCOME FUND (“LCM”)
ADVENT CLAYMORE CONVERTIBLE SECURITIES AND INCOME FUND (“AVK”)

June 22, 2018

Dear Valued Shareholder,

Thank you for being an investor in the Advent Claymore Funds. A joint annual meeting of shareholders of your Fund(s) is scheduled to be held on July 20, 2018. We need your proxy vote as soon as possible to allow us to proceed with important business of the Funds.

Shareholders are being asked to vote on various proposals, which are described in the Joint Proxy Statement/Prospectus that was sent to you in early June.  The Board of Trustees of each Fund believes the proposals applicable to its respective Fund is in the best interests of that Fund and its shareholders, and unanimously recommends that you vote “FOR” such proposals.

Please help us by casting your proxy vote today.

For more information, please refer to the proxy statement/prospectus, which can be found at proxyonline.com/docs/advent2018.pdf. If you have any proxy related questions, please call 1-888-542-7446 for assistance. Representatives are available Monday through Friday 9 a.m. to 11 p.m. and Saturday 10 a.m. to 6 p.m. Eastern Time.

We very much appreciate your attention to this matter.

Sincerely,

Trustee, Chairman, President and Chief Executive Officer of the Funds

How do I vote?

There are four convenient methods for casting your important proxy vote:

1. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

2. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

3. Vote by mail: You may cast your vote by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided. We would be very grateful if you would use any one of the four voting methods listed above to ensure that your vote is recorded by or before July 20th.

Update on Management and Servicing Fees

In light of the proposed Mergers, effective as of June 19, 2018, Guggenheim Funds Investment Advisers, LLC (“GFIA”), which serves as investment adviser for AGC and LCM, has agreed to voluntarily waive a portion of the advisory fee for each of AGC and LCM.  Such waiver will remain in place until the closing of the Mergers.

The following table sets forth each Fund’s contractual investment management, advisory and/or servicing fees (collectively, “Management and Servicing Fees”) as a percentage of Managed Assets of the Fund, before and after giving effect to the waiver described above. The Management and Servicing Fees of the Combined Fund will be identical to those of AVK, which are lower than those of AGC or LCM, including after giving effect to the waiver described above.

	AGC	LCM	AVK	Combined Fund
GFIA Advisory Fee (before waiver)	0.40%	0.49%	N/A	N/A
GFD Servicing Fee	N/A	N/A	0.21%	0.21%
Advent Management Fee	0.60%	0.51%	0.54%	0.54%
Total Management and Service Fees	1.00%	1.00%	0.75%	0.75%
GFIA Advisory Fee Waiver	(0.10)%	(0.19)%	N/A	N/A
Net Total Management and Service Fee (after waiver)	0.90%	0.81%	0.75%	0.75%

For additional information regarding the management of the Funds see “See Proposal 1—Summary—Comparison of Fund Management” and “Proposal 1—Additional Information about the Funds and the Mergers” proxy statement/prospectus (available at: www.proxyonline.com/docs/advent2018.pdf), which are supplemented by the information set forth above.

ADVENT CLAYMORE CONVERTIBLE SECURITIES AND INCOME FUND II (“AGC”)
ADVENT/CLAYMORE ENHANCED GROWTH & INCOME FUND (“LCM”)
ADVENT CLAYMORE CONVERTIBLE SECURITIES AND INCOME FUND (“AVK”)

June 22, 2018

Dear Valued Shareholder,

Thank you for being an investor in the Advent Claymore Funds. A joint annual meeting of shareholders of your Fund(s) is scheduled to be held on July 20, 2018. We need your proxy vote as soon as possible to allow us to proceed with important business of the Funds.

Shareholders are being asked to vote on various proposals, which are described in the Joint Proxy Statement/Prospectus that was sent to you in early June.  The Board of Trustees of each Fund believes the proposals applicable to its respective Fund is in the best interests of that Fund and its shareholders, and unanimously recommends that you vote “FOR” such proposals.

Please help us by casting your proxy vote today.

For more information, please refer to the proxy statement/prospectus, which can be found at proxyonline.com/docs/advent2018.pdf. If you have any proxy related questions, or would like to cast your proxy vote by phone, please call 1-888-542-7446 for assistance. Representatives are available Monday through Friday 9 a.m. to 11 p.m. and Saturday 10 a.m. to 6 p.m. Eastern Time.

We very much appreciate your attention to this matter.

Sincerely,

Trustee, Chairman, President and Chief Executive Officer of the Funds

How do I vote?

There are four convenient methods for casting your important proxy vote:

4. Vote by Phone with a Representative: You may cast your vote by telephone with a proxy representative by calling toll-free 1-888-542-7446. Representatives are available Monday through Friday 9 a.m. to 11 p.m. and Saturday 10 a.m. to 6 p.m. Eastern Time.

5. Vote by touch-tone phone: You may cast your vote by telephone using an automated system by calling the toll-free number found on the enclosed proxy card(s).

6. Vote online: You may cast your vote by visiting the web address located on the enclosed proxy card(s) and following the instructions on the website.

7. Vote by mail: You may cast your vote by signing, dating and mailing the enclosed proxy card(s) in the postage-prepaid return envelope provided. We would be very grateful if you would use any one of the four voting methods listed above to ensure that your vote is recorded by or before July 20th.

Update on Management and Servicing Fees

In light of the proposed Mergers, effective as of June 19, 2018, Guggenheim Funds Investment Advisers, LLC (“GFIA”), which serves as investment adviser for AGC and LCM, has agreed to voluntarily waive a portion of the advisory fee for each of AGC and LCM.  Such waiver will remain in place until the closing of the Mergers.

The following table sets forth each Fund’s contractual investment management, advisory and/or servicing fees (collectively, “Management and Servicing Fees”) as a percentage of Managed Assets of the Fund, before and after giving effect to the waiver described above. The Management and Servicing Fees of the Combined Fund will be identical to those of AVK, which are lower than those of AGC or LCM, including after giving effect to the waiver described above.

	AGC	LCM	AVK	Combined Fund
GFIA Advisory Fee (before waiver)	0.40%	0.49%	N/A	N/A
GFD Servicing Fee	N/A	N/A	0.21%	0.21%
Advent Management Fee	0.60%	0.51%	0.54%	0.54%
Total Management and Service Fees	1.00%	1.00%	0.75%	0.75%
GFIA Advisory Fee Waiver	(0.10)%	(0.19)%	N/A	N/A
Net Total Management and Service Fee (after waiver)	0.90%	0.81%	0.75%	0.75%

For additional information regarding the management of the Funds see “See Proposal 1—Summary—Comparison of Fund Management” and “Proposal 1—Additional Information about the Funds and the Mergers” proxy statement/prospectus (available at: www.proxyonline.com/docs/advent2018.pdf), which are supplemented by the information set forth above.